November 3, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Esq., Senior Counsel

Re:	Hercules Technology Growth Capital, Inc.

Registration Statement on Form N-2 (File No. 333-203511)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hercules Technology Growth Capital, Inc. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on November 3, 2015, at 11:00 a.m., or as soon thereafter as practicable.

Hercules Technology Growth Capital, Inc.

By:	/s/ Mark Harris
Mark Harris
Chief Financial Officer